1847 Goedeker Inc.

13850 Manchester Rd.

Ballwin, MO 63011

July 10, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	1847 Goedeker Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 26, 2020
File No. 333-237786

Mr. Anderegg:

We hereby submit the responses of 1847 Goedeker Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 9, 2020, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form S-1/A Filed on June 26, 2020

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Cost of Revenue, page F-38

1.	We reviewed your response to comment 4 and the revisions to your disclosure. You state that “[t]he Company reviewed its processes for shipping, whether from the Company’s warehouse or from a manufacturer’s or distributor’s warehouse (i.e., drop shipments) and has determined that there is no difference between the two shipping methods.” In addition, we note you removed the disclosure regarding drop shipments, specifically that you bear a risk of loss, can change shipping instructions in transit, handle any customer complaints or returns and take legal title to the product between shipment and delivery. Please explain to us why you removed that disclosure and as previously requested, explain to us how you determined control transfers to the customer upon shipment and why it is appropriate to recognize revenue upon shipment versus delivery.

Response: We removed the previous disclosure regarding drop shipments because it was incorrect. The Company delivers products to its customers in three possible ways. The first way is through a shipment of the product through a third-party carrier from the Company’s warehouse to the customer (a “Company Shipment”). The second way is through a shipment of the product through a third-party carrier from a warehouse other than the Company’s warehouse to the customer (a “Drop Shipment”) and the third way is where the Company itself delivers the product to the customer and often also installs the product (a “Local Delivery”). In the case of a Local Delivery, the Company loads the product on to its own truck and delivers and installs the product at the customer’s location. As we indicated in our response to the Staff’s comment 12 in our response letter, dated June 4, 2020, when a product is delivered through Local Delivery, revenue is recognized upon installation of the product at the customer’s location. We also noted in that response that Local Delivery only accounted for approximately 5.7% of our sales in the year ended December 31, 2019.

The previous disclosure stating that we bear the risk of loss, can change shipping instructions in transit, handle customer complaints or returns and take legal title to the product between shipment and delivery applies to a Local Delivery only. We erroneously stated that such disclosure applies to Drop Shipments, but in the case of a Drop Shipment, like a Company Shipment, title to the product and risk of loss transfers to the customer upon shipment and not, like in the case of a Local Delivery, upon delivery and installation.

In the case of a Company Shipment and a Drop Shipment, the delivery to the customer is made free on board, or FOB, shipping point (whether from the Company’s warehouse or a third party’s warehouse). Therefore, risk of loss and title transfers to the customer once the product is shipped (i.e., leaves the Company’s warehouse or third-party’s warehouse). After shipment and prior to delivery, the customer is able to redirect the product to a different destination, which demonstrates the customer’s control over the product once shipped. Once the risk of loss has shifted to the customer, the Company has satisfied its performance obligation and the Company recognizes revenue.

We have revised our disclosure in the S-1 to further clarify the three methods of shipment and delivery and to clarify any inconsistencies in the disclosure.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 804-317-5898 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

1847 Goedeker Inc.

By:	/s/ Douglas T. Moore
Douglas T. Moore
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.